SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2006

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release                                          5 September, 2006

                                 SkyePharma PLC

          SkyePharma to Announce 2006 Interim Results on 28 September

LONDON, UK, 5 September 2006 - SkyePharma PLC (LSE: SKP, NASDAQ: SKYE) announces today that the Company will issue its interim results for the six months ended
30 June 2006, to the London Stock Exchange at 07:00 a.m. BST on Thursday 28
September 2006. Later that day the Company will host an analyst presentation, which will be webcast live, to be followed by a US conference call.

Frank Condella, SkyePharma's Chief Executive Officer, will host the analyst presentation and the conference call. Investors and other interested parties may view the live webcast at 10:00 a.m. BST on the Company's website at
www.skyepharma.com under the Investor Relations tab.

US investors and other interested parties may access the conference call at 10:
00 a.m. EDT (15:00 BST) by dialling (800) 967 7135 for US participants and +1
(719) 457 2626 for international participants. The slides of the presentation will be available on the Company's website at www.skyepharma.com under the
Investor Relations tab.

For those unable to listen to the live broadcast, a replay will be available shortly after the conference call by dialling (888) 203 1112 for US participants and +1 (719) 457 0820 for international participants and entering Access Code
1549587.

For further information please contact:

SkyePharma PLC                                          +44 207 491 1777
Frank Condella, Chief Executive Officer
Peter Laing, Director of Corporate Communications       +44 207 491 5124
Sandra Haughton, US Investor Relations                  +1 212 753 5780

Buchanan Communications                                 +44 207 466 5000
Tim Anderson / Mark Court / Rebecca Skye Dietrich

About SkyePharma
SkyePharma PLC develops pharmaceutical products benefiting from world-leading drug delivery technologies that provide easier-to-use and more effective drug formulations. There are now twelve approved products incorporating SkyePharma's technologies in the areas of oral, injectable, inhaled and topical delivery, supported by advanced solubilisation capabilities. For more information, visit
www.skyepharma.com.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   September 5, 2006